Exhibit 14.01

FROMEX EQUITY CORP.
CODE OF ETHICS

POLICY STATEMENT

The policies and standards set forth in this Code apply to all directors, officers and employees of Fromex Equity Corp. (herein the "Company"). It is the policy of the Company to conduct its affairs in a manner which is at all times fair, ethical and legal. Any conduct that may raise questions or cast doubt regarding ethical or legal conduct should be avoided. Any waiver of the Code for Executive Officers or Directors may be made only by the Company's Board of Directors and will be promptly disclosed to the Company's shareholders.

COMPANY RESPONSIBILITIES

Management of the Company must create a working environment that fosters integrity and trustworthiness and be alert with respect thereto. Management is accountable for the following:

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To inform all current employees and all new employees of the Company's requirement to conduct themselves in a manner consistent with this policy. Any employee having questions is encouraged and has the freedom to obtain additional counsel from his or her supervisor, management, the Company President or Company legal counsel.

•	To encourage its employees to report, without fear of retribution, any conduct or activity that creates an appearance of wrongdoing or impropriety.

•	To investigate in a timely manner any allegations or indications of unethical or improper conduct and, where necessary, to take prompt corrective action.

•	To invoke appropriate disciplinary action against the individuals responsible for any unethical or improper conduct and where necessary, to take prompt corrective action.

INDIVIDUAL RESPONSIBILITIES
Every Director, Officer and Employee must:

•	Comply with all applicable laws.

•	Protect, preserve and enhance Company assets employing only ethical and lawful means.

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Be alert and sensitive to the obligations imposed by this Code of Ethics and seek counsel when additional clarification is required on any ethical or legal question regarding the conduct of the Company's business.

•	Avoid situations which could result in unethical, illegal, or otherwise improper actions by themselves or others.

•	Advise others when their actions may be considered to be unethical or improper.

•	Report any unfair, unethical, dishonest or illegal business activity through any of the methods set forth below.

COMPANY RECORDS

All Company records and financial reports must be maintained in an accurate and auditable manner in conformity with generally accepted accounting principles. No entries will be made which intentionally conceal or disguise the true nature of any transaction.

CONFLICT OF INTEREST

Conflict of interest exists when a person's personal interests influence, or reasonably appear to influence, their judgment or ability to act in the best interests of the Company and its shareholders. Whenever any such person is placed in a position of possible conflict of interest, or if he or she has doubts as to the existence of such a conflict, it is the person's duty to make a full disclosure of the situation to the Company and/or the Board of Directors.

INSIDER INFORMATION

As employees of a corporation whose stock is traded publicly, we are subject to various laws and regulations against benefitting from "insider information" or sharing it with others. Generally, "inside information" is any material information which is not known to the public and which could influence the price of the Company's stock. As an officer, director or employee, you may neither use insider information for your personal benefit nor furnish inside information to others. If an employee has any doubts about the appropriateness of acting on or disclosing Company information, it is the employee's responsibility to discuss the issue with Company legal counsel.

ENTERTAINMENT, GIFTS AND GRATUITIES

Directors, officers and employees shall exercise care and discretion to ensure that their business decisions are made solely on the basis of the Company's best interest, and that any business courtesy extended or given does not influence or appear to influence the outcome of such decisions.

ENFORCEMENT

All directors and officers will be asked to sign a document which states:

"I acknowledge that I have read the Company's Code of Ethics. I agree to comply in all respects with the principles and rules contained in the document. If I have any doubt about whether any given proposed conduct will be in compliance with such principles and rules, I will seek (and follow) guidance as required. I further confirm my understanding that any failure to comply with these principles and rules will subject me to disciplinary action, up to and including immediate termination of my employment with the Company.

I certify to the Company that I am not in violation of the Policy Statement."

REPORTS AND INQUIRIES

All reports and inquiries of unfair treatment, unethical, dishonest or illegal conduct, and requests for clarification or questions of any type pertaining to this Code of Ethics may be referred to any of the following:

•  Your direct supervisor.

•  Company President.

•  Company Counsel.

•  Chief Financial Officer.

•  A member of the Board of Directors.

You may also report actual or perceived violations of this Code of Ethics CONFIDENTIALLY and ANONYMOUSLY to the extent possible through any member of the Board of Directors listed in the Company's Annual Report.

NON-RETALIATION POLICY

The Company does not tolerate retaliation against any person who has reported a violation of this Code of Ethics in good faith. This non-retaliation policy applies whether the complaint is ultimately determined to be well founded or unfounded. All personnel are specifically prohibited from taking any adverse employment action against anyone in retaliation for reporting a good faith claim of violation. Anyone who feels that they have been retaliated against in violation of this policy should report the matter promptly to the Company's Counsel.

June 19, 2006